SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Infinity Cross Border Acquisition Corporation

(Name of Issuer)

Units Consisting of One Ordinary Share and One Warrant to Purchase One Ordinary Share

(Title of Class of Securities)

G4772R127

(CUSIP Number)

July 20, 2012

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4772R127

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence Portfolios, L.L.C. 13-4046559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 275,000
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 275,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)
12.	Type of Reporting Person (See Instructions) OO

(1) This information is as of July 30, 2012. The percent of class is based on 6,250,000 outstanding units as of July 30, 2012, as reported in the Issuer’s July 25, 2012, Form 6-K and July 27, 2012, Form 6-K. See Item 4 for additional details.

CUSIP No. G4772R127

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 275,000
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 275,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)
12.	Type of Reporting Person (See Instructions) IA, PN

(1) This information is as of July 30, 2012. The percent of class is based on 6,250,000 outstanding units as of July 30, 2012, as reported in the Issuer’s July 25, 2012, Form 6-K and July 27, 2012, Form 6-K. See Item 4 for additional details.

CUSIP No. G4772R127

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 275,000
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 275,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)
12.	Type of Reporting Person (See Instructions) IN

(1) This information is as of July 30, 2012. The percent of class is based on 6,250,000 outstanding units as of July 30, 2012, as reported in the Issuer’s July 25, 2012, Form 6-K and July 27, 2012, Form 6-K. See Item 4 for additional details.

Item 1.

(a)	Name of Issuer
Infinity Cross Border Acquisition Corporation

(b)	Address of Issuer's Principal Executive Offices
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

Item 2.

(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is:
1166 Avenue of the Americas, 9th Floor
New York, NY 10036

(c)	Citizenship
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Units Consisting of One Ordinary Share and One Warrant to Purchase One Ordinary Share

(e)	CUSIP Number
G4772R127

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of July 30, 2012:

(a)	Amount beneficially owned:

D. E. Shaw Valence Portfolios, L.L.C.:	275,000 units

D. E. Shaw & Co., L.P.:	275,000 units
This is composed of 275,000 units in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw:	275,000 units
This is composed of 275,000 units in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw Valence Portfolios, L.L.C.:	4.4% (5.5% as of July 20, 2012)
D. E. Shaw & Co., L.P.:	4.4% (5.5% as of July 20, 2012)
David E. Shaw:	4.4% (5.5% as of July 20, 2012)

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- units
	D. E. Shaw & Co., L.P.:	-0- units
	David E. Shaw:	-0- units

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Valence Portfolios, L.L.C.:	275,000 units
	D. E. Shaw & Co., L.P.:	275,000 units
	David E. Shaw:	275,000 units

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- units
	D. E. Shaw & Co., L.P.:	-0- units
	David E. Shaw:	-0- units

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	275,000 units
	D. E. Shaw & Co., L.P.:	275,000 units
	David E. Shaw:	275,000 units

David E. Shaw does not own any units directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 275,000 units as described above constituting 4.4% (5.5% as of July 20, 2012) of the outstanding units and, therefore, David E. Shaw may be deemed to be the beneficial owner of such units. David E. Shaw disclaims beneficial ownership of such 275,000 units.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated June 22, 2012, granted by David E. Shaw in favor of Nathan Thomas, is attached hereto.

Dated: July 30, 2012

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw